

February 24, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Malinda Passmore
Chief Financial Officer
KMG Chemicals, Inc.
300 Throckmorton Street
Fort Worth, Texas 76102

    Re: **KMG Chemicals, Inc.**
        Form 10-Q for the Fiscal Quarter Ended October 31, 2015
        Filed December 11, 2015
        File No. 1-35577

Dear Ms. Passmore:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended October 31, 2015

Item 4. Controls and Procedures, page 21

1. As reported in your Form 10-K for the year ended July 31, 2015, management identified material weaknesses in internal controls over financial reporting, and you disclose that your remediation of the material weaknesses in your internal control over financial reporting is ongoing. Given this, please tell us the factors that management considered in concluding that disclosure controls and procedures were effective for the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracie Mariner, Staff Accountant, at (202) 551-3744 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction